

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 6, 2017

Dewey M. Moore, Jr.
Chief Executive Officer
Institute for Wealth Holdings, Inc.
13455 Noel Road
Suite 100
Dallas, TX 75240

> **Re: Institute for Wealth Holdings, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 9, 2017**
> **CIK No. 0001715495**

Dear Mr. Moore:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note Series D Convertible Preferred Stock is convertible at any time into shares of the Company's common stock at the option of the stockholder. Given such conversion could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the time of qualification of this offering statement. Please revise to include the underlying shares of common stock as part of the offering statement or, if you disagree, please tell us why you believe this is unnecessary. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. In addition, please include separate disclosures for each security throughout the offering statement, particularly in the "Securities Being Offered" section.

2.   You appear to meet the definition of an investment adviser under §202(a)(11) of the Investment Advisers Act of 1940. Please revise your disclosure to address the relevant regulatory implications and include appropriate risk factors. Alternately, provide us with your analysis of why you are not an investment adviser.

Part I

Item 1. Issuer Information

Outstanding Securities

3.   We note you intend to use a portion of the proceeds from this offering to exchange or repay your Senior Secured Notes. These notes appear to be debt securities. Please revise to identify them as outstanding debt securities in Part I and elsewhere as appropriate. Alternately, provide us with your legal analysis for excluding the notes.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

4.   You selected "No" in response to whether you intend to offer the securities on a delayed or continuous in Part I but state in the offering circular that the offering will continue until the earlier of 12 months from the date of qualification or the date when all offered securities have been sold. Because this date could extend beyond 30 days, please change your selection to "Yes" in Part I.

Part II

Summary

The Offering, Opportunities, page 4

5.   Please revise your description of the use of proceeds from the offering here and, as appropriate, elsewhere where use of proceeds is discussed to include the payment of accumulated dividends to holders of Series B and Series D convertible preferred stock as disclosed under Risk Factors on page 8 of your offering circular.

Risk Factors, page 7

6.   Please revise to include a risk factor, or factors, related to your reliance on AUM for revenues.

Dividend Policy, page 11

7.   We note all accrued but unpaid dividends must be paid to holders of Series B Convertible Preferred Stock prior to prior to distribution of dividends to holders of the Series D stock.

Please revise to disclose the amount of accumulated but unpaid dividends on the Series B preferred stock.

Plan of Distribution, page 14

8. We note you intend to use Lanier Securities, LLC, as placement agent for this offering. We also note your founder and CEO, Mr. Dewey M. Moore, is a registered broker with Lanier and is described on Lanier's website as "an advisor and member of our team." Please revise with respect to Mr. Moore's relationship to Lanier:

    - to identify whether Lanier's participation in this offering as the lead placement agent complies with FINRA's conflict of interest rules; and

    - to provide the disclosure required by Rule 404(d) of Regulation S-K here and in the "Interested Transactions" section on page 48.

    Please also provide the statement required by General Instruction IV(a) to Form 1-A regarding FINRA's clearance of your compensation arrangement with Lanier.

Use of Proceeds, page 15

9. We note the brokerage commissions identified in the Use of Proceeds table are listed as $2,175,000, which is greater than the total 8% commission identified in the Plan of Distribution and the $2,000,000 identified in Part I. Please reconcile these amounts.

10. We note that $875,000 of the $2,000,000 outstanding balance of your senior secured notes is payable to related parties. Please revise to identify this interest where the use of funds to repay or exchange debt securities is discussed.

Description of Business, page 17

11. We note you have included projections for significant growth in assets under management and revenues through 2022 beginning on page 26 of the offering circular. Please provide your basis for these projections.

Compensation of Directors and Executive Officers, page 45

12. Please revise to provide tabular compensation disclosure for the last two fiscal years and report the information as numerical values. Refer to Item 402 of Regulation S-K and Instruction 2 to Rule 402(n) thereto for guidance.

Part F/S

Independent Auditors' Report, page 53

13.　　Please address the following and revise or advise as necessary:

- Tell us how the Report on Supplemental Information Audited complies with Rule 2 and Rule 8-04(a)(3) of Regulation S-X.

- The report refers to an audit of the financial position as of December 31, 2016, which is not consistent with the financial statements provided in the supplemental information. In addition, we see no reference to the statements of operations.

Consolidated Balance Sheets as of December 31, 2016 and 2015, page 55

14.　　Please revise to disaggregate your goodwill from intangibles on the face of your balance sheet (refer to ASC 350-20-45-1) to clearly delineate the balance of goodwill (non-amortizable) from other intangible assets. Also, revise Note 3 on page 61 to separately discuss the goodwill and other intangible balances and ensure you include the disclosures required by ASC 350-20-50 and ASC 350-30-50.

Institute for Wealth Management Holdings, Inc. ("IWMH") Balance Sheets and Statements of Operations, page 67

15.　　We note the financial statements starting on page 68. Tell us how your presentation, including the periods provided, is consistent with the guidance in Rule 8-04 of Regulation S-X.

Supplemental Information for IWMH Balance Sheets and Statements of Operations and Institute for Wealth Holdings, Inc. ("IWH") Balance Sheets and Statements of Operations (Pro Forma) For Years Ended December 31, 2016 and 2015, page 70

16.　　We note your pro forma financial statements starting on page 70. Tell us how your presentation, including the periods provided, is consistent with the guidance in Rule 8-05 of Regulation S-X.

IWH Unaudited Interim Financial Statements for the period ended September 30, 2017, page 72

17.　　We note the interim financial statements starting on page 72. Please revise to include the corresponding interim period ended September 30, 2016 and related footnotes. Refer to Rule 8-02 of Regulation S-X.

You may contact Lory Empie at (202) 551-3714 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Chris Williams, Esq.